EXHIBIT 99.1

March 23, 2005

To PTC Employees,

On January 11, 2005 you received a communication from me regarding a proposal PTC made to its stockholders for a new equity compensation program, including a one-time stock option exchange for certain underwater options.

I am pleased to announce that on Thursday, March 10, 2005 PTC’s stockholders approved our proposal to move forward with our new equity program, which includes a one-time stock option exchange and enables us to use restricted stock or restricted stock units in our new program. In order to coordinate with a new accounting standard, specifically stock option expensing, PTC plans to execute on the stock option exchange and resume the awarding of equity incentive grants in the fourth quarter of this fiscal year after the Company has adopted the new accounting standard.

We expect to offer the stock option exchange in July 2005. Our Executive Officers and Board of Directors will not participate in the exchange. PTC is restricted from providing specific details of the exchange until the time the exchange is offered to employees and materials are filed with the Securities and Exchange Commission (SEC). Therefore, employees who are eligible for the exchange will receive details about the exchange, including dates of the exchange, exchange ratios and the terms and conditions of the exchange, at the time it is offered.

PTC will resume the use of equity compensation in the fourth quarter of this fiscal year. We will begin providing information regarding the new program with communications towards the end of June and into July of this year. The rollout of the new program will be multi-tiered, and as a result, communications to employees will continue into fiscal 2006.

Below are Frequently Asked Questions (FAQs) concerning the exchange. The FAQ for the exchange and general definitions will be located in the Stock Information Center on the PTConnector early next week. You will also be able to find our earlier communication, dated January 11, 2005, there as well. If you have any questions, please email them to stockoptions@ptc.com. Due to SEC regulations regarding disclosure of communications about the exchange, employee questions will be collected and addressed in future communications rather than through individual responses.

Sincerely,

Dick Harrison

Frequently Asked Questions (FAQs)

Q: Is there anything that employees need to do now?

A: Nothing is required of you at this time.

Q: Who would be eligible for the exchange?

A: The exchange will be open to all of our active employees, excluding our CEO and executive officers. Local law restrictions may mean that some non-U.S. employees cannot participate. The exchange will not be available to former employees or to outside consultants or the Board of Directors.

Q: Will the Executives benefit from the exchange?

A: The Executives are not eligible to participate in, nor benefit from the exchange. Moreover, to help PTC achieve our goal of reducing overhang, Dick Harrison and our Executive Vice Presidents have agreed to voluntarily forfeit the options they hold at $15.50 and above.

Q: If I have stock options that expire before the exchange is offered, for example in May 2005, will I be able to exchange those options?

A: Employees that hold certain out-of-the-money stock options that are outstanding at the time of the offering, both vested and unvested, and that have not expired will be eligible to participate in the exchange. Expired stock options will not be eligible for the exchange.

Q: If PTC’s stockholders have already approved the proposals, why are the programs not being implemented until the fourth quarter?

A: PTC, like other companies, will be required to adopt a new accounting standard for equity-based programs (i.e., stock options and restricted stock/units programs) beginning in fiscal quarters after June 15, 2005. PTC will be adopting these new standards in July 2005, after which it can proceed with the exchange offer and its new long-term equity incentive programs.

Q: How do I obtain a copy of my stock option holdings?

A: All employees that have received stock options during their employment with PTC have online accounts with E*Trade. If you have questions about accessing your account please contact E*Trade directly. To contact E*Trade:

U.S. and International Residents (excluding Canada)

E*Trade

Canadian Residents

E*Trade

Phone Numbers

U.S. Residents- 800-838-0908 or 650-599-0125

Canadian Residents- 877-283-0703; Toronto area- 416-214-3771

International Residents- 650-599-0125

Q: Who do I contact if I have questions?

A: Please submit your questions to stockoptions@ptc.com. Due to SEC regulations regarding disclosure of communications about the exchange, employee questions will be collected and addressed in future communications rather than through individual responses.

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Additional Information About the Option Exchange and Where to Find It

PTC has not commenced the option exchange referred to in this document. If and when the option exchange is commenced, PTC will provide optionholders who are eligible to participate in the exchange with written materials explaining the terms of the exchange. Employees who are eligible to participate in the exchange should read these materials carefully when they receive them because they will contain important information about the exchange. PTC will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange. The tender offer statement and all written materials attached to it explaining the exchange will be available free of charge from the Securities and Exchange Commission’s website at www.sec.gov. The exchange is subject to securities regulation in most jurisdictions and may not be commenced in any jurisdiction until PTC determines that it has complied to the extent necessary with applicable local laws. PTC optionholders may obtain a written copy of the tender offer materials, when available, by contacting stockoptions@ptc.com or Stock Option Exchange Program c/o Human Resources at Parametric Technology Corporation, 140 Kendrick Street, Needham, Massachusetts 02494-2714.